Exhibit (g)
VOLUNTARY CONDITIONAL CASH OFFER
by
Singapore Technologies Semiconductors Pte Ltd
(Incorporated in Singapore)
(Co. Reg. No.: 199503003D)
a wholly-owned subsidiary of
Temasek Holdings (Private) Limited
(Incorporated in Singapore)
(Co. Reg. No.: 197401143C)
for
STATS ChipPAC Ltd.
(Incorporated in Singapore)
(Co. Reg. No.: 199407932D)
CONSOLIDATED QUESTIONS AND ANSWERS
FOR STATS ChipPAC SECURITYHOLDER HELPLINE
March 16, 2007

Definitions:
“STSPL” or the “Offeror”	Singapore Technologies Semiconductors Pte Ltd (a wholly-owned subsidiary of Temasek)

“Temasek”	Temasek Holdings (Private) Limited (STSPL’s parent company)

“STATS” or the “Company”	STATS ChipPAC Ltd.

“Closing Date”	3:30 PM Singapore Time, 3:30 AM New York City Time, Friday, April 13, 2007, unless extended by the Offeror

“Ordinary Shares”	Ordinary shares of STATS ChipPAC Ltd. (traded on SGX-ST)

“ADS”	American Depositary Shares representing Ordinary Shares of STATS ChipPAC Ltd. (traded on Nasdaq Global Market) Each ADS represents 10 Ordinary Shares

“Convertible Notes due 2008”	US$115 mm Convertible Notes due 2008 (ISIN: XS0179763973)

“Convertible Subordinated Notes due 2008”	US$150 mm 2.50% Convertible Subordinated Notes due 2008 (CUSIP 169657AD5, 169657AC7)

“CDP”	The Central Depository (Pte) Limited

1. THE OFFER

No.	Questions	Suggested response
a.	What is the Offer? Will I get cash in return for my STATS securities?	On March 16, 2007, STSPL commenced an offer to purchase all of the Ordinary Shares, ADSs, and Convertible Notes that are not already owned by STSPL as at the date of the Offer.

If you tender your STATS ChipPAC securities in acceptance of the Offer, you will get cash in return for your STATS ChipPAC securities if the Offer goes unconditional.

b.	What securities are being sought in the offer?	STSPL is offering to purchase all of the Ordinary Shares, ADSs and Convertible Notes not owned by STSPL. The Offer is subject to conditions described in the Offer to Purchase.

c.	Who is offering to buy my securities?	STSPL is offering to purchase your Ordinary Shares, ADSs and the Convertible Notes. STSPL is a company incorporated under the laws of the Republic of Singapore and a wholly-owned subsidiary of Temasek.

d.	How much money will I get for my STATS ChipPAC Ordinary Shares and ADSs?	STSPL is offering to pay:

— S$1.75 in cash, per Ordinary Share

— S$17.50 in cash, per ADS

And, if the Higher Offer Price Threshold (as defined below) is reached, the offer price will be raised to:

— S$1.88 in cash, per Ordinary Share

— S$18.80 in cash, per ADS

If the Higher Offer Price Threshold is reached, all holders who tender into the Offer will receive the higher offer price, even if they tendered their Ordinary Shares or ADSs prior to the time the Higher Offer Price Threshold is reached.

e.	Is the Offer conditional or unconditional?	The Offer is conditional.

f.	What are the conditions? What is the meaning of “conditional offer”?	The Offer is conditional, among other things, upon STSPL receiving acceptances (which have not been withdrawn) which result in STSPL (and its concert parties) holding Ordinary Shares (including those it and its concert parties currently own) carrying more than 50% of the voting rights attributable to the issued share capital of STATS ChipPAC as at the date of the Offer.

No.	Questions	Suggested response
The Offer is also subject to other conditions, which are described on pages 70 to 72 of the Offer to Purchase.

g.	What does it mean when the Offer goes “unconditional”?	The Offer “goes unconditional” when it is declared unconditional. It means the Offer is successful.

The Offer will be declared unconditional at the closing date of the Offer if the conditions to the Offer are satisfied (or waived).

The Offer may also be declared unconditional prior to the scheduled closing date, or any extension thereof, if STSPL has received valid acceptances (which have not been withdrawn) in respect of such number of Ordinary Shares and ADSs which, together with those owned, controlled or agreed to be acquired before or during the Offer by or on behalf of STSPL (or parties acting in concert) represents more than 50% of the maximum potential issued share capital of the Company, and when all other conditions of the Offer are satisfied. However, the Offer will not be declared unconditional for at least 20 U.S. business days from commencement of the Offer.

h.	What happens when the Offer goes “unconditional”?	When the Offer is declared unconditional, withdrawal rights will terminate and a subsequent offering period will immediately commence. However, the Offer will not be declared unconditional for at least 20 U.S. business days from commencement of the Offer.

In the subsequent offering period, the offer will remain open for at least another 10 U.S. business days or 14 calendar days, whichever is longer.

During the subsequent offering period, tendering shareholders will not have withdrawal rights.

i.	If I accept the Offer and the Offer is successful, when will payment be made?	Payment will be made, subject to terms and conditions set out in the Offer to Purchase, the FAA, the FAT or the Letters of Transmittal, as follows:
		—	all valid acceptances received and not withdrawn on or before the date the Offer is declared unconditional will be settled within 14 days after the date on which the Offer is declared unconditional although STSPL will use its best efforts to settle these acceptances within 7 U.S. business days; and

		—	acceptances received after the date on which the Offer is declared unconditional will be made within 14 days of the receipt of such acceptances although STSPL will use its best efforts to settle these acceptances within 7 U.S. business days.

j.	What is the Higher Offer Price Threshold? What is the 90% Threshold?	The Higher Offer Price Threshold is reached if either the 90% Threshold or the 90% Fully Diluted Threshold is reached, in which case the Offer Price will be raised to the Higher Offer Price. The date on which the Higher Offer Price Threshold is reached may not be earlier than April 13, 2007.

The 90% Threshold means 90% of the total number of issued Ordinary Shares (including Ordinary Shares)

No.	Questions	Suggested response
represented by ADSs but excluding any Ordinary Shares held by the Company as treasury shares) as of the final closing date of the Offer (other than those already held by STSPL, its related corporations or their respective nominees as of the date of the Offer to Purchase). The 90% Threshold will be reached if STSPL acquires or agrees to acquire Ordinary Shares (including Ordinary Shares represented by ADSs but excluding those Ordinary Shares or ADSs held by its related corporations or their respective nominees as of the date of the Offer to Purchase during the period from (and including) the date of the Offer to Purchase up to (and including) the final closing date of the Offer which are equal to or more than the 90% Threshold.

	What is the 90% Fully Diluted Threshold?	The 90% Fully Diluted Threshold will be reached if STSPL acquires or agrees to acquire Ordinary Shares (including Ordinary Shares represented by ADSs but excluding those Ordinary Shares or ADSs held by its related corporations or their respective nominees as of the date of the Offer to Purchase during the period from (and including) the date of this Offer to Purchase up to (and including) a date prior to the final closing date of the Offer which results or would result in STSPL holding such number of Ordinary Shares which are equal to or more than 90% of the maximum potential issued share capital of the Company as of such date; provided, however that the date on which the 90% Fully Diluted Threshold may be reached may not be earlier than April 13, 2007.

k.	What is the maximum potential issued share capital of the Company?	For purposes of this Offer to Purchase, “maximum potential issued share capital of the Company’’ means the total number of Ordinary Shares (including Ordinary Shares represented by ADSs) which would be in issue if all the outstanding Convertible Notes were validly converted and if all the outstanding Options were validly exercised.

l.	How much money will I get for my STATS ChipPAC Convertible Notes due 2008?	STSPL is offering to pay the “see-through” price for each series of Convertible Notes, in cash and without interest.

The “see-through” price is the price you would receive if you converted your Convertible Notes into Ordinary Shares or ADSs at the conversion prices specified in the terms of the Convertible Notes and then tendered your Ordinary Shares or ADSs in this Offer. The actual offer price will be calculated based on the whole number of Ordinary Shares or ADSs into which the aggregate amount of Convertible Notes tendered by you would be convertible. Thus, you will not receive payments for any fractional Ordinary Shares or ADSs.

As an illustration, for US$1,000 principal amount of each series of Convertible Notes due 2008, the “see-through” price would be S$997.50. If the Higher Price Threshold is reached, the higher “see-through” price would be S$1,071.60.

Both the offer price and the higher offer price for the Convertible Notes due 2008 are lower than what holders of such notes would be entitled to receive upon maturity of such notes, because the conversion price for such notes is higher than the offer prices for the Ordinary Shares.

No.	Questions	Suggested response
m.	How much money will I get for my STATS ChipPAC Convertible Subordinated Notes due 2008?	STSPL is offering to pay the “see-through” price for each series of Convertible Notes, in cash and without interest.

The “see-through” price is the price you would receive if you converted your Convertible Notes into Ordinary Shares or ADSs at the conversion prices specified in the terms of the Convertible Notes and then tendered your Ordinary Shares or ADSs in this Offer. The actual offer price will be calculated based on the whole number of Ordinary Shares or ADSs into which the aggregate amount of Convertible Notes tendered by you would be convertible. Thus, you will not receive payments for any fractional Ordinary Shares or ADSs.

As an illustration, for US$1,000 principal amount of each series of Convertible Subordinated Notes due 2008, the “see-through” price would be S$1,872.50. If the Higher Price Threshold is reached, the higher “see-through” price would be S$2,011.60.

n.	Why is the offer price for the Convertible Notes due 2008 less than their face value?	The Singapore Code on Take-overs and Mergers requires that the offer price for the Convertible Notes be at least the “see-through’’ price. Both the offer price and the higher offer price for the Convertible Notes due 2008 are lower than what holders of such notes would be entitled to receive upon maturity of such notes, because the conversion price for such notes is higher than the offer prices for the Ordinary Shares.

o.	What is the currency of payment?	Tendering holders may elect to receive the Offer Price in Singapore dollars or U.S. dollars.

Tendering holders of Ordinary Shares will receive the offer price in Singapore dollars unless they elect to receive payment in U.S. dollars according to the instructions on the FAA or FAT. Tendering holders of ADSs and Convertible Notes will receive the offer price in U.S. dollars unless they elect to receive payment in Singapore dollars according to the instructions on the ADS Letter of Transmittal and Convertible Note Letter of Transmittal.

Holders who elect U.S. dollars will, if the Offer is completed, receive the Offer Price in U.S. dollars, based on the U.S. dollar/Singapore dollar spot exchange rate on or around the day on which funds are received by CDP, M&C, or by the Tender Agent or its custodian in Singapore, as the case may be.

In all cases, fluctuations in the U.S. dollar/Singapore dollar exchange rate are at the risk of accepting holders of securities who have elected or are treated as having elected to receive their consideration in U.S. dollars.

p.	When will the Offer commence and close?	The Offer commenced on 16 March 2007 and the last date and time of acceptance of the Offer is 3:30 PM Singapore Time (3:30 AM New York City Time), Friday, 13 April 2007, unless extended by the Offeror.

q.	When is the last date/time I can accept this Offer?	The Closing Date is 3:30 PM Singapore Time (3:30 AM New York City Time), Friday, 13 April 2007, unless extended by the Offeror. For holders of ADSs and Convertible Notes, this means that acceptances will have to be

No.	Questions	Suggested response
received by the Tender Agent in New York or London by the close of business on 12 April 2007.

r.	If I did not take up the Offer by the Closing Date, and in the event the Higher Offer Price Threshold is reached, can I still elect to accept the Offer?	Even if the Offer goes unconditional on 13 April 2007, there will be a subsequent offering period in which can you accept the Offer. After the end of the subsequent offering period and the final closing date of the Offer, you will no longer be able to accept the Offer.

s.	If I did not take up the Offer by the Closing Date, and in the event the Higher Offer Price Threshold is reached and a compulsory acquisition occurs, can I still elect to accept the Offer?	After the Offer goes unconditional, there will be a subsequent offering period in which can you accept the Offer. However, after the final closing date of the Offer, you will not be able to accept the Offer.

If the Higher Offer Price Threshold is reached, STSPL will be entitled to compulsorily acquire all the remaining Ordinary Shares from shareholders who have not accepted the Offer. The price payable would be the same as the offer price received by all other accepting shareholders.

t.	When do you expect to complete the Compulsory Acquisition?	If the Higher Offer Price Threshold is reached, STSPL currently intends to exercise its right to effect the Compulsory Acquisition. STSPL may commence the procedures at any time after the Higher Offer Price Threshold is reached. The Compulsory Acquisition will take at least one month from the date the Higher Offer Price Threshold is reached to complete assuming that no minority shareholder files an objection with the Singapore courts.

u.	What if I do nothing as a shareholder of STATS ChipPAC?	If you do not do anything, you would not be accepting the Offer and will continue to hold STATS ChipPAC Inc. Ordinary Shares or ADSs unless a Compulsory Acquisition is effected, which STSPL could do if the Higher Offer Price Threshold is reached.

If the Higher Offer Price Threshold is reached, STSPL will be entitled to compulsorily acquire all the remaining ordinary shares from shareholders who have not accepted the Offer. The price payable would be the same as the offer price received by all other accepting shareholders.

v.	If I hold Convertible Notes and do not tender, how will my rights under the Convertible Notes be affected?	Your rights under the Convertible Notes will not be affected if you do not tender.

If you hold Convertible Notes and do not tender in the Offer, the value of your Convertible Notes may decline as a result of any decrease in liquidity and market value of the Ordinary Shares and ADSs following a delisting of the Ordinary Shares or ADSs.

For Convertible Notes due 2008:

No.	Questions	Suggested response
The Offer and the Compulsory Acquisition will not constitute a change of control under the terms of the Convertible Notes due 2008. Holders of the Convertible Notes due 2008 have the right to require the Company to purchase their Convertible Notes at an accreted value including accrued but unpaid interest if the Ordinary Shares are delisted from the SGX-ST.

For Convertible Subordinated Notes due 2008:

The change in ownership of the Ordinary Shares resulting from acceptances pursuant to the Offer and Compulsory Acquisition would constitute a change of control under the terms of the Convertible Subordinated Notes due 2008 that would give rise to a redemption right at the option of the holders thereof unless the closing price for the ADSs for any five trading days during the ten trading days immediately preceding the time when the change in ownership of the Ordinary Shares might otherwise constitute such a change of control is at least 105% of the conversion price in effect immediately preceding that time. Based on the Bloomberg composite Singapore dollar to U.S. dollar exchange rate of S$1.5265 = US$1.00 at the close of the New York market on March 12, 2007, the offer price of S$17.50 per ADS would be equivalent to approximately US$11.46 which is approximately 123.7% of the current US$9.267 conversion price. The Offer Price (and the Higher Offer Price) for such Convertible Notes in the Offer is higher than the change of control redemption price under the terms of the Convertible Subordinated Notes due 2008.

w.	What happens if the Offer is unsuccessful? OR

What happens if STSPL does not receive acceptances amounting to it owning more than 50% of STATS ChipPAC shares? OR

What happens if the Offer does not go unconditional?	All shares tendered to the Offer will be returned to you as soon as possible but in any event within 14 days of the lapse of the Offer.

If the Offer is not consummated, STSPL may not, unless with the SIC’s consent, within one year from the date the Offer lapses or is withdrawn, make another voluntary offer for shares of the Company or acquire voting rights in the Company such that STSPL would be obligated to make a mandatory offer for the shares of the Company (as would be required if STSPL and/or its concert parties acquired more than 1% of the Ordinary Shares in any six-month period).

x.	What if offer is successful, can STSPL still buy STATS ChipPAC Inc. shares on the market?	Yes. But STSPL and parties acting in concert with it cannot pay a higher price than the Offer Price for 6 months after the offer closed and STSPL must announce each time its shareholding increases by threshold bands of 1%.

y.	Will the Offer be extended?	We are unable to comment as to whether STSPL will extend the Closing Date.

No.	Questions	Suggested response
z.	Can the Offer be extended?	STSPL can elect at any time to extend this Offer. If STSPL extends this Offer, STSPL will make a public announcement of the extension prior to the time at which the Offer was previously scheduled to expire.

If STSPL decides to extend the offer, you will be able to continue to tender your Ordinary Shares, ADSs and Convertible Notes, and to withdraw your tender during such extension. However, during such extended period for acceptances, your right to withdraw tenders will terminate as soon as the Offer is declared unconditional in all respects, which could be prior to the next scheduled closing date.

aa.	What is the effect of tendering my shares on my taxes?	Each individual tax situation is different, and we would recommend that all shareholders consult with their individual tax advisors. Certain Singapore and U.S. federal income tax matters are described in the Offer to Purchase.

2. PROCEDURES FOR ACCEPTING THE OFFER

No.	Questions	Suggested response
a.	I have Scripless STATS ChipPAC shares, i.e. the shares are standing to the credit of a securities account with the CDP, what should I do if I wish to accept the Offer?	You will need to deliver the completed and signed FAA to one of the following addresses no later than 3.30 p.m. on 13 April 2007 (the Closing Date):

		(a)	by hand to Singapore Technologies Semiconductors Pte Ltd, c/o The Central Depository (Pte) Limited, 4 Shenton Way, #02-01, SGX-ST Centre 2, Singapore 068807; or

		(b)	by post, in the enclosed pre-addressed and pre-paid envelope at your own risk, to Singapore Technologies Semiconductors Pte Ltd, c/o The Central Depository (Pte) Limited, Robinson Road Post Office, P.O. Box 2002, Singapore 904002.

b.	I have STATS ChipPAC shares in Scrip form, what should I do if I wish to accept the Offer?	If you wish to accept the Offer, you must deliver the following documents, by no later than 3.30 p.m. on 13 April 2007 (the Closing Date):
		(a)	the completed and signed FAT in its entirety (no part may be detached or otherwise mutilated);

		(b)	share certificate(s), other document(s) of title and/or other relevant document(s) required by STSPL relating to the Ordinary Shares in respect of which you wish to accept the Offer;

		(c)	where such Ordinary Shares are not registered in your name, a transfer form, duly executed by the person in whose name such share certificate(s) is/are registered and stamped, with the particulars of transferee left blank (to be completed by STSPL or a person authorized by it); and

		(d)	any other relevant document(s),

(i) by hand to Singapore Technologies Semiconductors Pte Ltd, c/o The Central Depository (Pte) Limited, 4 Shenton Way, #02-01, SGX-ST Centre 2, Singapore 068807; or

(ii)	by post, in the enclosed pre-addressed and pre-paid envelope at your own risk, to Singapore Technologies Semiconductors Pte Ltd, c/o The Central Depository (Pte) Limited, Robinson Road Post Office,
P.O. Box 2002, Singapore 904002.

No.	Questions	Suggested response
c.	How do I tender my ADSs?	If you hold the certificates for your ADSs, you must complete and sign the ADS Letter of Transmittal and enclose all the documents required by it, including your ADRs evidencing the ADSs and any required signature guarantees, and send them to the Tender Agent at the address listed on the back cover of this Offer to Purchase.

You may also tender your ADSs by following the procedures for book-entry transfer of ADSs, or by having a broker, dealer, commercial bank, trust company or other nominee effect the transaction for you.

If your broker holds your ADSs for you in “street name”, you must instruct your broker to tender your ADSs on your behalf. No tenders of ADSs will be accepted by means of guaranteed delivery procedures.

In any case, the Tender Agent must receive all required documents prior to the closing date of the offer, which is 3:30 PM Singapore time, 3:30 AM New York City time, on Friday, April 13, 2007, unless the offer is extended. As a practical matter, this means that acceptances will have to be received by the Tender Agent in New York by the close of business on 12 April 2007.

d.	How do I tender my Convertible Notes?	If you hold Convertible Notes, you should complete the enclosed Convertible Notes Letter of Transmittal and enclose all the documents required by it, including your Convertible Notes and any required signature guarantees, and send them to the Tender Agent at the address listed on the back cover of this Offer to Purchase.

You may also tender your Convertible Notes by following the procedures for book-entry tender of securities of DTC, Euroclear or Clearstream, or by having a broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. However, holders will also be required to physically deliver a duly completed and signed Convertible Notes Letter of Transmittal to the Tender Agent unless STSPL and the Tender Agent waive such requirement.

If your bank, broker or other financial intermediary holds your Convertible Notes for you in “street name,” you must instruct your broker to tender your Convertible Notes on your behalf. No tenders of Convertible Notes will be accepted by means of guaranteed delivery procedures.

In any case, the Tender Agent must receive all required documents prior to the closing date of the offer, which is 3:30 PM Singapore time, 3:30 AM New York City time, on Friday, April 13, 2007, unless the offer is extended. As a practical matter, this means that acceptances will have be received by the Tender Agent in London by the close of business on 12 April 2007.

No.	Questions	Suggested response
e.	I have Scripless STATS ChipPAC shares. Why is there a Box A and Box B in the FAA? Which box should I fill up?	For depositors whose securities accounts with CDP are already credited with STATS ChipPAC shares, please fill up Box A with the number of Offer shares that you wish to tender in acceptance of the Offer.

If you purchase Offer Shares on SGX-ST and such STATS ChipPAC shares are in the process of being credited to the “Free Balance” of your securities account, you should fill up Box B with the number of STATS ChipPAC shares that you wish to tender in acceptance of the Offer.

f.	I already own some Scripless STATS ChipPAC shares. I have just bought some more Scripless STATS ChipPAC shares on the SGX-ST. How can I accept the Offer for all my STATS ChipPAC shares? I don’t think the number of shares printed in the FAA shows the correct number of STATS ChipPAC shares I own.	To accept the Offer for ALL the STATS ChipPAC shares you have, please fill in the number of STATS ChipPAC shares you originally had in Box A of the FAA. Then fill in the number of STATS ChipPAC shares you just bought in Box B of the FAA. Remember to attach the contract notes for the STATS ChipPAC shares you just bought.

If more than five market days has passed after the share trade was executed, then the shares would usually have been credited to the “Free Balance” of your securities account. Please check with CDP as to how many shares you actually have in the Free Balance. Once you have confirmed the number, you should fill in the total number of shares you own in Box A of the FAA.

g.	Can I accept the Offer for some but not all of my STATS ChipPAC shares only?	Scripless STATS ChipPAC shares

Yes, fill in the appropriate number of STATS ChipPAC shares in the FAA for which you wish to accept the Offer.

Scrip STATS ChipPAC shares

Yes, fill in the appropriate number of STATS ChipPAC shares in the FAT for which you wish to accept the Offer.

Some Scripless STATS ChipPAC shares and some Scrip STATS ChipPAC shares

Yes, fill in the appropriate number of Scripless STATS ChipPAC shares in the FAA for which you wish to accept the Offer. Fill in the appropriate number of Scrip STATS ChipPAC shares in the FAT for which you wish to accept the Offer.

ADSs and Convertible Notes

Yes. Please follow the instructions on the relevant Letter of Transmittal or the instructions of your bank, broker or other nominee.

No.	Questions	Suggested response
h.	What if I have accepted the Offer and the Offer Price is subsequently revised higher?	All holders will receive the benefit of any higher offer price even if they have accepted the Offer prior to the date such higher offer price is effective.

i.	I have lost/misplaced/thrown away the Offer to Purchase and the acceptance forms, what do I do?	For shareholders holding STATS ChipPAC shares in Scripless form

You can pick up another copy of the Offer to Purchase and FAA from the CDP at The Central Depository (Pte) Limited, at 4 Shenton Way #02-01, SGX Centre 2, Singapore 068807.

For shareholders holding STATS ChipPAC shares in Scrip form

You can pick up another copy of the Offer to Purchase and FAT from the receiving agent, M&C Services Private Limited 138 Robinson Road #17-00, The Corporate Office, Singapore 068906

For holders of ADS and Convertible Notes

You can request another copy from the Information Agent MacKenzie Partners, Inc. in the United States at 1 800 322-2885 (toll free in the United States, 9 AM to 9 PM New York City time).

j.	I have bought STATS ChipPAC shares using my CPF. Will I receive a copy of the Offer to Purchase and FAA? What do I do if I wish to accept the Offer?	You will receive the Offer to Purchase only and not the FAA. The Offer to Purchase will be marked “For information only”.

To accept the offer, you should contact your CPF agent bank directly and inform them that you wish to accept the offer.

k.	I have used my CPF funds to invest in STATS and I have indicated to CPF that I wish to accept the Offer — will the money paid out by STSPL go back into my CPF investment account as well?	Yes.

l.	I have sold my STATS ChipPAC shares. Do I need to return the acceptance forms to STSPL or CDP for them to forward to the buyer of my shares?	If you sold or transferred STATS ChipPAC shares held through CDP, you can disregard the Offer to Purchase dated 16 March 2007 and the FAA.

If you have sold or transferred scrip STATS ChipPAC shares, you should forward the Offer to Purchase and the FAT to the purchaser or transferee or return them to the bank, stockbroker or agent through whom you sold or transferred the shares.

No.	Questions	Suggested response
m.	I have bought STATS ChipPAC shares recently using cash, and have not received any Offer to Purchase or FAA/FAT. What do I do?	If you are a CDP depositor, you should contact CDP and obtain the Offer to Purchase and FAA from CDP.

If you are a scrip holder, you should obtain the Offer to Purchase and the FAT from the seller or transferor from whom you bought STATS ChipPAC shares. You may also contact M&C Services Private Limited 138 Robinson Road #17-00, The Corporate Office, Singapore 068906.

n.	What will happen to my STATS ChipPAC shares if I have accepted the Offer but the Offer is unsuccessful?	For shareholders holding STATS ChipPAC shares in Scripless form

If the Offer does not become or is not declared unconditional in all respects, CDP will re-transfer the Offer Shares in respect of which you have accepted the Offer to the “Free Balance” of your Securities Account as soon as possible but in any event within 14 days of the lapse of the Offer.

For Scrip shareholders holding STATS ChipPAC shares in Scrip form

	What if the Offer is unsuccessful? When can I start trading my Shares again?	If the Offer does not become or is not declared unconditional in all respects, the FAT, share certificate and other documents will be returned to you as soon as possible but in any event within 14 days of the lapse of the Offer.

o.	How long do I have to decide whether to tender in this Offer?	You will have until 3:30 PM Singapore time, 3:30 AM New York City time, on Friday, April 13, 2007, to tender your Ordinary Shares, ADSs and Convertible Notes in this Offer. As a practical matter, for holders of ADSs and Convertible Notes, this means that acceptances will have to be received by the Tender Agent in New York or London by the close of business on 12 April 2007.

	Can this Offer be extended?	STSPL can elect at any time to extend this Offer. If STSPL extends this Offer, STSPL will make a public announcement of the extension prior to the time at which the Offer was previously scheduled to expire.

	Will this Offer be extended?	We are unable to comment on whether the Offer will be extended.

p.	Until when can I withdraw securities that I have tendered?	You can withdraw shares that you have tendered up to the Closing Date of 3:30 PM Singapore time, 3:30 AM New York City time, on Friday, April 13, 2007. As a practical matter, for holders of ADSs and Convertible Notes, this means that withdrawals will have to be received by the Tender Agent in New York or London by the close of business on 12 April 2007.

If STSPL extends the initial offer period for acceptances, you may be able to withdraw shares that you have tendered up to the date that the Offer is declared unconditional (which could be prior to the revised scheduled closing date).

No.	Questions	Suggested response
q.	How do I withdraw securities that I have tendered?	For a withdrawal of Ordinary Shares to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by CDP (in respect of Ordinary Shares held with a securities account at CDP) or M&C (in respect of Ordinary Shares held in scrip form):

		■	In respect of Ordinary Shares are not deposited with the CDP: STSPL c/o M&C Services Private Limited at 138 Robinson Road, #17-00, The Corporate Office, Singapore 068906. For questions, please call +65 6227-6660

		■	In respect of Ordinary Shares are deposited with the CDP: STSPL c/o The Central Depository (Pte) Limited, 4 Shenton Way, #02-01 SGX Centre 2, 59 Singapore 903934. For questions, please call +65 6535-7511

For a withdrawal of ADSs or Convertible Notes to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Tender Agent

		■	In respect of Convertible Notes: Citibank, N.A., 21st Floor, Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, United Kingdom, Attention: Tender Agent, Paul Light. For questions please call: +44 207-508-3867

		■	In respect of ADSs: Citibank, N.A., Corporate Actions, 250 Royall Street, Canton MA 02021, U.S.A

		■	If you have tendered ADS or Convertible Notes pursuant to the procedure for book-entry transfer in DTC, Euroclear or Clearstream, any withdrawal must be made in accordance with the withdrawal procedure and deadlines of the applicable book-entry transfer system.

3. PAYMENT/SETTLEMENT

No.	Questions	Suggested response
a.	If I choose to accept the Offer, when will the money be paid out to me?	Subject to the terms and conditions set out in the Offer to Purchase, the FAA, FAT and the Letters of Transmittal, as the case may be:

(1) If securities are accepted for payment under the Offer, holders who validly tender and do not withdraw their securities during the initial offer period will be paid within 14 days after the end of the initial offer period;

(2) holders who validly tender their securities during any subsequent offering period will be paid within 14 days of STSPL’s receipt of their tender.

In each case, STSPL will use its best efforts to make settlement within seven U.S. business days.

b.	If I choose to accept the Offer, how will the money be paid out to me?	For ordinary shareholders

■ Payment of the Offer Price will be made by way of cheques for the appropriate amounts.

For ADS holders and Convertible Notes holders

■ Payment of the Offer Price will be made based on your instructions to Citibank

4. QUESTIONS RELATED TO THE RATIONALE OF THE TENDER OFFER

No.	Questions	Suggested response
a.	What is Temasek’s rationale for the Offer?	Temasek has been a long-term shareholder of STATS ChipPAC and is interested in increasing its stake in STATS ChipPAC.

b.	Would Temasek take the company private?	If the Higher Offer Price Threshold is reached, STSPL intends to exercise its right to effect the Compulsory Acquisition. Upon completion of the Compulsory Acquisition, STSPL would own all of the Ordinary Shares of the Company and STSPL would de-list the Ordinary Shares from the SGX-ST and the ADSs from the Nasdaq.

In the event the Ordinary Shares or ADSs do not meet the eligibility requirements to trade on the SGX-ST or Nasdaq, STSPL currently does not intend to maintain the present listing status of the Company and, accordingly, currently does not intend to take actions to meet such eligibility requirements.

c.	Why is this an attractive opportunity for Temasek?	STSPL and Temasek have been impressed by the performance of the board of directors and management of the Company.

Temasek has been a long-term shareholder of STATS ChipPAC and is interested in increasing its stake in STATS ChipPAC.

d.	Does Temasek think this offer represents a fair /attractive value to all investors?	Yes, Temasek and STSPL believe the offer is fair to shareholders.

Please refer to Section 3 at pages 29 to 32 of the Offer to Purchase for further details about the reasons for which STSPL and Temasek believe that the Offer is fair.

You should also refer to the circular released by STATS on [ ] which contains the views of the STATS board as well as independent financial advice on the Offer.

No.	Questions	Suggested response
e.	Do you think this is an undervalued company/stock?	We are unable to comment on the value of the stock.

f.	How will Temasek fund the offer?	STSPL has sufficient funds to purchase the Ordinary Shares, ADSs and Convertible Notes in the Offer, and to implement the Options Proposal and to purchase the Ordinary Shares and ADSs in the Compulsory Acquisition (if applicable), through working capital and borrowings from Temasek and/or an affiliate that is wholly-owned by Temasek. The Offer is not subject to any financing condition.

Goldman Sachs, as financial adviser to STSPL, has confirmed that sufficient financial resources are available to STSPL to satisfy full acceptance of the Offer and the Options Proposal. This confirmation has been provided by Goldman Sachs to meet the requirements of the Singapore Code.

5. QUESTIONS RELATED TO STATS

No.	Questions	Suggested response
a.	What are Temasek’s intentions relating to STATS? / What are Temasek’s future plans for STATS?	STSPL and Temasek have been impressed by the performance of the board of directors and management of the Company and wish to have their continued support. STSPL and Temasek expect that, following the consummation of the Offer, the Company’s current management team will continue to operate the business of the Company substantially as currently operated.

However, following the Offer, STSPL and Temasek expect, to the extent permitted by prevailing law, to work with the board of the Company and its management to review the Company and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel to consider and determine what changes, if any, would be appropriate or desirable to implement. STSPL and Temasek expressly reserve the right to make any changes that they deem necessary, appropriate or convenient in light of their review or in light of future developments. Such changes could include, among other things, changes in the Company’s business, corporate structure, memorandum and articles of incorporation, capitalization (whether arising from refinancing or otherwise), management or dividend policy.

b.	What is Temasek’s outlook of STATS’s business?	Temasek has been a long-term shareholder of STATS and continues to believe in the prospects of the Company

c.	If this offer is successful, what will be the role of Temasek in the daily management of STATS?	Temasek expects STATS to continue with its existing business activities.

Temasek is not involved in the operational and investment decisions of its investee companies. These decisions are taken by the respective Boards and management teams of its companies.

Temasek will be involved if approvals by shareholders are needed which will then be considered at the shareholder general meetings.

6. ALL OTHER QUESTIONS

No.	Questions	Suggested response
—	—	Sorry, I do not have an immediate answer to that question. Can I please take down your name and contact details and we will get back to you when the answer is available.